August 7, 2024

Siu Ming Law
Executive Director and Chief Executive Officer
Great Restaurant Development Holdings Ltd
Ground Floor and 1st Floor
No. 73 Chung On Street
Tsuen Wan, New Territories
Hong Kong

       Re: Great Restaurant Development Holdings Ltd
           Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted July 19, 2023
           CIK No. 0001990643
Dear Siu Ming Law:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
January 10, 2024 letter.

Amendment No. 5 to Draft Registration Statement on Form F-1, Submitted July 19, 2024
Description of Share Capital, page 107

1. We note the amendments made to this section, namely the removal of disclosure describing certain rights and obligations of directors; however, it would appear that some of the deleted rights still appear in the Amended and Restated Memorandum of
       Association included as Exhibit 3.1. As one example only, on page 108 you have deleted disclosure describing the board's ability to receive an advance on a call for interest, but clause 29 of the Amended and Restated Memorandum of Association still includes this power. Please revise or advise why this change was made.
 August 7, 2024
Page 2

       Please contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   William S. Rosenstadt